May 12, 2006

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporate Finance

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trend Micro Incorporated
Form 20-F for the year ended December 31, 2004
File No. 333-10486

Dear Mr. Krikorian:

Set forth below is our response to the additional comment of the staff of the Securities and Exchange Commission (the “SEC”) in your letter dated March 29, 2006, with respect to the annual report on 20-F of Trend Micro Incorporated (“Trend Micro” or the “Company”) for the year ended December 31, 2004. For your convenience, we have included the text of the staff’s comment below.

Note 10-Reserch and development and maintenance cost, and software development cost, page F-20

Prior Comment No.5

1. We have read your response regarding the reclassification of maintenance and customer support costs to cost of sales and your conclusion that “irrespective of the magnitude of the changes to cost of sales and the gross profit margin, making such reclassification retroactively to [your] 2005 financial statements is appropriate because these changes provided little additional pertinent information to the reader of the financial statement.” In addition we note your response that “the effects of such reclassification are sufficiently immaterial to avoid the need to amend the financial statements included in [your] fiscal 2004 20-F.” Although SAB Topic 1 M indicates that qualitative factors should be considered when misstatements are quantitatively small, it does not suggest that the qualitative factors should be considered when items are quantitatively material. Considering the significant change to cost of sales and gross profit, we do not agree with your conclusion that the effects of such reclassifications are sufficiently immaterial to avoid the need to amend the financial statements. Amend your December 31, 2004 Form 20-F to properly report cost of sales and to disclose the reason for the reclassification and the quantitative impact on the financial statements. In addition revise your discussion of liquidity in Management’s Discussion and Analysis in your filings, as needed.

<Response>

We note the Staff’s observation that they believe the reclassification of maintenance and customer support costs to costs of sales would be considered quantitatively material. However, we continue to view that such reclassification would be inconsequential to the users of the financial statements or our investors considering that gross margin is not a performance measure used by the Company to manage or measure its business. As disclosed in Item 5 “Operating and Financial Review and Prospects”, we have historically focused our discussion on Operating Expenses, including a separate discussion on maintenance and customer support costs, rather than on gross margin. This is consistent with our quarterly earnings releases which focus on net sales, operating income and net income.

Also, the Company is in the process of preparing its Form 20-F for the fiscal year ended December 31, 2005 (the “2005 20-F”), which is due on June 30, 2006. The 2005 20-F will include appropriate disclosures consistent with the Staff’s comment, and the Company’s consolidated financial statements included therein will reflect the reclassification discussed above. If the Company filed an amendment to its Form 20-F for the fiscal year ended December 31, 2004 (the “2004 20-F/A”) between now and the filing of the 2005 20-F, it would be followed by the 2005 20-F, containing the same disclosures in respect of the reclassification in response to the Staff’s comment, in a very short period of time.

In light of the fact that the Company does not use gross margin as a performance measure to manage or measure its business, and the closeness of the filings of the 2004 20-F/A and the 2005 20-F if the former were to be filed, we respectfully request that the Staff reconsider the necessity of filing the 2004 20-F/A, instead allowing the Company to reflect the restatement of maintenance and customer support costs to cost of sales in the income statements that are a part of the consolidated financial statements included in the 2005 20-F and prior periods. In addition, we will disclose the reason for such restatement and include appropriate disclosures under Item 5. “Operating and Financial Review and Prospects” and other sections in the 2005 20-F, as needed.

If you have any questions about this response letter, please contact the undersigned.

Very truly yours,

/s/ Mahendra Negi
Mahendra Negi
Representative Director,
Chief Operating Officer, Chief Financial Officer and Executive Vice President

cc:	Jason Niethamer
Tammy Tangen
(Division of Corporation Finance,
Securities and Exchange Commission)

Izumi Akai
Yoichiro Taniguchi
Troy Van Orman
(Sullivan & Cromwell LLP)

Hideki Minamibayashi
(Trend Micro Incorporated)